SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 2)*

IGM Biosciences, Inc.

(Name of Issuer)

Common stock, par value $0.01 per share

 (Title of Class of Securities)

449585108

 (CUSIP number)

Alexandra A. Toohey

Chief Financial Officer

Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(212) 339-5690

(Name, address and telephone number of person authorized to receive notices and communications)

Not Applicable

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on the following pages)

(Page 1 of 8 Pages)

________________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 449585108	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 3,157,271 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 3,157,271 (1)
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,157,271 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4% (1)(2)
14.	TYPE OF REPORTING PERSON* IA, PN

(1)	Includes 12,379 shares of the common stock (“Common Stock”) of IGM Biosciences, Inc. (the “Issuer”) underlying 12,379 non-qualified options to purchase Common Stock of the Issuer (“Stock Options”) directly held by Dr. Kelvin M. Neu, a full-time employee of Baker Bros. Advisors LP, and 892 shares of Common Stock directly held by Dr. Neu.
(2)	Based on 25,482,636 shares Common Stock outstanding at the close of the underwritten offering (the "Offering"), as reported in the Issuer's Prospectus filed with the Securities and Exchange Commission (“SEC”) on December 9, 2020 and the Issuer's press release issued on December 11, 2020 disclosing that the overallotment was exercised in full. See the introductory note to this Amendment No. 2 for clarification of previous amendment.

CUSIP No. 449585108	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 3,157,271 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 3,157,271 (1)
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,157,271 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4% (1)(2)
14.	TYPE OF REPORTING PERSON* HC, OO

(1)	Includes 12,379 shares of Common Stock of the Issuer underlying 12,379 Stock Options directly held by Dr. Neu and 892 shares of Common Stock directly held by Dr. Neu.
(2)	Based on 25,482,636 shares Common Stock outstanding at the close of the Offering, as reported in the Issuer's Prospectus filed with the SEC on December 9, 2020 and the Issuer's press release issued on December 11, 2020 disclosing that the overallotment was exercised in full. See the introductory note to this Amendment No. 2 for clarification of previous amendment.

CUSIP No. 449585108	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS Felix J. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 3,157,271 (1)
	8.	SHARED VOTING POWER:
	9.	SOLE DISPOSITIVE POWER: 3,157,271 (1)
	10.	SHARED DISPOSITIVE POWER:
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,157,271 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4% (1)(2)
14.	TYPE OF REPORTING PERSON* IN, HC

(1)	Includes 12,379 shares of Common Stock of the Issuer underlying 12,379 Stock Options directly held by Dr. Neu and 892 shares of Common Stock directly held by Dr. Neu.
(2)	Based on 25,482,636 shares Common Stock outstanding at the close of the Offering, as reported in the Issuer's Prospectus filed with the SEC on December 9, 2020 and the Issuer's press release issued on December 11, 2020 disclosing that the overallotment was exercised in full. See the introductory note to this Amendment No. 2 for clarification of previous amendment.

CUSIP No. 449585108	Page 5 of 8 Pages

1.	NAMES OF REPORTING PERSONS Julian C. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 3,157,271 (1)
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER: 3,157,271 (1)
	10.	SHARED DISPOSITIVE POWER:
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,157,271 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4% (1)(2)
14.	TYPE OF REPORTING PERSON* IN, HC

(1)	Includes 12,379 shares of Common Stock of the Issuer underlying 12,379 Stock Options directly held by Dr. Neu and 892 shares of Common Stock directly held by Dr. Neu.
(2)	Based on 25,482,636 shares of Common Stock outstanding at the close of the Offering, as reported in the Issuer’s Prospectus filed with the SEC on December 9, 2020 and the Issuer's press release issued on December 11, 2020 disclosing that the overallotment was exercised in full. See the introductory note to this Amendment No. 2 for clarification of previous amendment.

Amendment No. 2 to Schedule 13D

Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on December 11, 2020, inadvertently included shares of Non-Voting Common Stock (as defined below) in the number of shares outstanding used to calculate beneficial ownership. This Amendment No. 2 to Schedule 13D is being filed solely to reflect the effect on beneficial ownership of using a shares outstanding number that excludes shares of Non-Voting Common Stock (except to the extent presently convertible by the Reporting Persons). Due to this change to the shares outstanding and the application of the Beneficial Ownership Limitation for the Non-Voting Common Stock and Maximum Percentage for the Pre-funded Warrants (each as defined below), neither the Pre-funded Warrants nor the Non-Voting Common Stock are presently exercisable or convertible into Common Stock by the Reporting Persons.

This Amendment No. 2 to Schedule 13D amends and supplements the statements on the previously filed Schedule 13D, as amended, filed by Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP) LLC (the “Adviser GP”), Julian C. Baker and Felix J. Baker (collectively the “Reporting Persons”). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D, as amended.

The Adviser GP is the sole general partner of the Adviser. Pursuant to management agreements, as amended, among the Adviser, Baker Brothers Life Sciences, L.P. (“Life Sciences”) and 667, L.P. (“667”, and together with Life Sciences, the “Funds”), and their respective general partners, the Funds’ respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

ITEM 5.	Interest in Securities of the Issuer.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.

Set forth below is the aggregate number of shares of common stock (“Common Stock”) of IGM Biosciences, Inc. (the “Issuer”) directly held by each of the Funds, which may be deemed to be indirectly beneficially owned by the Reporting Persons, as well as shares of Common Stock that may be acquired upon conversion of non-voting common stock of the Issuer (“Non-Voting Common Stock”) and shares of Common Stock that may be acquired upon exercise of pre-funded warrants to purchase Common Stock at an exercise price of $0.01 per share with no expiration date (the “Pre-funded Warrants”), subject to the limitations on conversion and exercise described below.

Holder	Common Stock	Non-Voting Common Stock	Pre-funded Warrants
667, L.P.	260,796	187,942	49,820
Baker Brothers Life Sciences, L.P.	2,883,204	2,081,895	616,846
Total	3,144,000	2,269,837	666,666

The Non-Voting Common Stock are only convertible into Common Stock to the extent that after giving effect to such exercise the holders thereof and their affiliates would beneficially own, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), no more than 4.99% of the outstanding shares of Common Stock (“Beneficial Ownership Limitation”). By written notice to the Issuer, the Funds may from time to time increase or decrease the Beneficial Ownership Limitation applicable to that Fund to any other percentage. Any such change will not be effective until the 61st day after such notice is delivered to the Issuer. As a result of this restriction, the number of shares that may be issued upon conversion of the Non-Voting Common Stock by the above holders may change depending upon changes in the outstanding shares of Common Stock.

The Pre-funded Warrants are only exercisable into Common Stock to the extent that after giving effect to such exercise the holders thereof, their affiliates and any persons who are members of a Section 13(d) group with the holders or their affiliates in the aggregate would beneficially own, for purposes of Rule 13d-3 under the Exchange Act, no more than 9.99% of the outstanding shares of Common Stock (“Maximum Percentage”). By written notice to the Issuer, the Funds may from time to time increase or decrease the Maximum Percentage applicable to that Fund to any other percentage not in excess of 19.99%. Any such increase will not be effective until the 61st day after such notice is delivered to the Issuer. As a result of this restriction, the number of shares that may be issued upon exercise of the Pre-funded Warrants by the above holders may change depending upon changes in the outstanding shares of Common Stock.

Dr. Kelvin M. Neu, a full-time employee of the Adviser, has served on the board of directors of the Issuer (the “Board”) since July 8, 2019. The policy of the Funds and the Adviser does not permit full-time employees of the Adviser to receive compensation for serving as a director of the Issuer, and the Funds are instead entitled to the pecuniary interest in any compensation received for his service.

Dr. Neu holds 12,100 options to purchase Common Stock of the Issuer (“Stock Options”) at an exercise price of $16.00 per share of which 1/3 vested on September 17, 2020 with an additional 1/36 of the shares vesting monthly thereafter subject to Dr. Neu’s continued service on the Board and holds 10,000 Stock Options at an exercise price of $40.27 per share 1/12 of the shares vesting monthly beginning July 9, 2020 subject to Dr. Neu’s continued service on the Board.

On December 31, 2020, Dr. Neu was granted 223 restricted stock units (“RSUs”) solely payable in Common Stock in lieu of director retainer fees. The RSUs were fully vested upon grant. Dr. Neu holds 892 shares of Common Stock as of the date of filing of this Amendment No. 2.

The Adviser has voting and investment power over the Stock Options, RSUs, Common Stock and Common Stock underlying such Stock Options and Common Stock received from the exercise of Stock Options by Dr. Neu as directors’ compensation. The Adviser GP, and Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of the Stock Options, RSUs, Common Stock, Common Stock received from the exercise of Stock Options and Common Stock underlying such Stock Options held by Dr. Neu received as director’s compensation.

The Adviser GP, Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds.

(c) Except as disclosed in this Schedule 13D, as amended, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past 60 days.

(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Brothers Life Sciences Capital (GP), LLC.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 5, 2021

BAKER BROS. ADVISORS LP

By:	Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker